ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
For the six months ended December 31, 2024 and 2023

		Six Months Ended December 31
		2024	2023
	Note	£’000	£’000
REVENUE	5	390,641	371,973
Cost of sales
Direct cost of sales		(283,066)	(259,412)
Allocated cost of sales		(13,898)	(13,218)
Total cost of sales		(296,964)	(272,630)
GROSS PROFIT		93,677	99,343
Selling, general and administrative expenses		(87,314)	(78,618)
OPERATING PROFIT		6,363	20,725
Net finance income		354	7,193
PROFIT BEFORE TAX		6,717	27,918
Tax release / (expense) on profit on ordinary activities	7	2,381	(7,205)
PROFIT FOR THE YEAR AND PROFIT ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY		9,098	20,713
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations and net investment hedge impact		(13,813)	1,869
TOTAL COMPREHENSIVE (LOSS) / INCOME FOR THE YEAR ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY		(4,715)	22,582

EARNINGS PER SHARE (EPS):	8
Weighted average number of shares outstanding - Basic		59,269,752	58,101,072
Weighted average number of shares outstanding - Diluted		59,472,250	58,367,296
Basic EPS (£)		0.15	0.36
Diluted EPS (£)		0.15	0.35

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2024 and June 30, 2024

	December 31, 2024	June 30, 2024
	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	511,647	515,724
Intangible assets	114,100	127,797
Property, plant and equipment	16,603	20,638
Lease right-of-use assets	47,459	53,294
Deferred tax assets	21,466	18,323
Financial assets and other receivables	9,005	10,499
TOTAL	720,280	746,275
ASSETS - CURRENT
Trade and other receivables	190,059	193,673
Corporation tax receivable	10,072	11,402
Financial assets	118	183
Cash and cash equivalents	60,065	62,358
TOTAL	260,314	267,616
TOTAL ASSETS	980,594	1,013,891
LIABILITIES - CURRENT
Lease liabilities	14,457	14,450
Trade and other payables	106,260	116,569
Corporation tax payable	9,784	8,556
Contingent consideration	3,577	8,444
Deferred consideration	4,170	5,840
TOTAL	138,248	153,859
LIABILITIES - NON CURRENT
Borrowings	123,669	144,754
Lease liabilities	37,711	43,557
Deferred tax liabilities	24,719	30,814
Contingent consideration	1,155	—
Deferred consideration	—	943
Other liabilities	377	509
TOTAL	187,631	220,577
EQUITY
Share capital	1,189	1,180
Share premium	21,280	21,280
Merger relief reserve	63,440	63,440
Retained earnings	602,688	573,640
Other reserves	(33,872)	(20,059)
Investment in own shares	(10)	(26)
TOTAL	654,715	639,455
TOTAL LIABILITIES AND EQUITY	980,594	1,013,891
The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the six months ended December 31, 2024 and 2023

	Share capital	Share premium	Merger relief reserve	Investment in own shares	Retained earnings	Capital redemption reserve	Other reserves	Foreign exchange translation reserve	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at June 30, 2023	1,155	14,625	42,805	(27)	522,926	161	6,842	(17,179)	571,308
Equity-settled share-based payment transactions - net of tax	—	—	—	—	22,950	—	—	—	22,950
Issuance of shares related to acquisitions	3	—	5,334	—	—	—	(5,337)	—	—
Exercise of options	9	3,128	—	1	—	—	—	—	3,138
Hyperinflation adjustment	—	—	—	—	—	—	—	—	—
Transaction with owners	12	3,128	5,334	1	22,950	—	(5,337)	—	26,088
Profit for the year	—	—	—	—	20,713	—	—	—	20,713
Other comprehensive income	—	—	—	—	—	—	—	1,869	1,869
Total comprehensive income for the year	—	—	—	—	20,713	—	—	1,869	22,582
Balance at December 31, 2023	1,167	17,753	48,139	(26)	566,589	161	1,505	(15,310)	619,978

Balance at June 30, 2024	1,180	21,280	63,440	(26)	573,640	161	278	(20,498)	639,455
Equity-settled share-based payment transactions - net of tax	—	—	—	—	19,966	—	—	—	19,966
Exercise of options	—	—	—	—	—	—	—	—	—
Issuance of new shares	9	—	—	—	—	—	—	—	9
Sale of shares	—	—	—	16	(16)	—	—	—	—
Transaction with owners	9	—	—	16	19,950	—	—	—	19,975
Profit for the year	—	—	—	—	9,098	—	—	—	9,098
Other comprehensive income	—	—	—	—	—	—	514	(14,327)	(13,813)
Total comprehensive income for the year	—	—	—	—	9,098	—	514	(14,327)	(4,715)
Balance at December 31, 2024	1,189	21,280	63,440	(10)	602,688	161	792	(34,825)	654,715

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six months ended December 31, 2024 and 2023

		Six Months Ended December 31
		2024	2023~~(1)~~
	Note	£’000	£’000
OPERATING ACTIVITIES
Profit for the year		9,098	20,713
Income tax charge		(2,381)	7,205
Non-cash adjustments	9	46,207	31,833
Tax paid		(3,786)	(4,814)
Net changes in working capital	9	(12,716)	(3,314)
Net cash from operating activities		36,422	51,623

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)		(1,571)	(2,200)
Proceeds / (Loss) from disposal of non-current assets		36	(27)
Payment for acquisition of subsidiary, net of cash acquired		(5,900)	(6,710)
Other acquisition related settlements		—	(6,680)
Interest received		720	3,522
Net cash used in investing activities		(6,715)	(12,095)

FINANCING ACTIVITIES
Proceeds from sublease		64	87
Proceeds from borrowings		10,000	—
Repayment of borrowings		(30,842)	—
Repayment of lease liabilities		(6,159)	(6,295)
Repayment of lease interest		(989)	(1,125)
Interest and debt financing costs paid		(4,282)	(583)
Grant received		274	230
Proceeds from exercise of options		—	3,129
Net cash used in financing activities		(31,934)	(4,557)
Net change in cash and cash equivalents		(2,227)	34,971

Cash and cash equivalents at the beginning of the year		62,358	164,703
Net foreign exchange differences		(66)	(1,072)
Cash and cash equivalents at the end of the year		60,065	198,602

The notes hereto form an integral part of these condensed consolidated financial statements.
(1) The presentation of the Consolidated Statement of Cash Flows has been changed to separately present the repayment of lease interest from the total repayments of lease liabilities.

ENDAVA PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.General Information
Reporting Entity
Endava plc (“Endava” or the “Company,” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group’s expertise spans the entire ideation-to-production spectrum, creating value for its clients through creation of Product and Technology Strategies and Intelligent Digital Experiences, delivered via world-class engineering and through its broad technical capabilities.
These unaudited condensed consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group as of and for the six months ended December 31, 2024. These condensed financial statements were authorised for issue by the Company's Board of Directors on March 28, 2025.

2.Application of New and Revised International Financial Reporting Standards (“IFRSs”)
Several other amendments and interpretations apply for the first time in fiscal year 2025, but do not have a material impact on these unaudited condensed consolidated financial statements.
The Group does not anticipate that adoption of the following IFRSs will have a material effect on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after January 2024:

•Amendment to IFRS 16: Subsequent measurement requirements for sale and leaseback transactions

•Amendment to IAS 1: Non-current Liabilities with Covenants

•Amendment to IAS 7 and IFRS 7 - Supplier finance

Effective for annual periods beginning on or after January 2025:

•Amendments to IAS 21 – Lack of Exchangeability

Effective for annual periods beginning on or after January 2026:

•Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

•Annual improvements to IFRS – Volume 11

Effective for annual periods beginning on or after January 2027:

•IFRS 18 Presentation and Disclosure in Financial Statements

•IFRS 19 Subsidiaries without Public Accountability: Disclosures

3.Significant Accounting Policies
a.Statement of compliance
These unaudited condensed consolidated financial statements have been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements and notes thereto for the year ended June 30, 2024 contained in the Group's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on September 19, 2024 (File No. 001-38607).
The principal accounting policies adopted by the Group in the preparation of the condensed consolidated financial statements are set out below.
b.Basis of Preparation
These condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2024. These condensed consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.
c.Functional and Presentation Currency
The unaudited condensed consolidated financial statements are presented in British Pound Sterling (“Sterling”), which is the Company’s functional currency. All financial information presented in Sterling has been rounded to the nearest thousand, except when otherwise indicated.
d.Use of Estimates and Judgments
The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, income and expenses. Actual result may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
e.Going concern
The Group has been closely monitoring the impact of the developments on its businesses, mainly because the continuous worsening of global business and economic conditions may impact the stability of operations and could have an adverse impact on the earnings of the Group. While the technology sector has experienced economic headwinds globally, the impact on the Group’s operations and liquidity has not been substantial.
In accordance with IAS 1 “Presentation of financial statements”, and revised FRC (“Financial Reporting Council") guidance on “risk management, internal control and related financial and business reporting”, the Directors have considered the funding and liquidity position of the Group and have assessed the Group’s ability to continue as a going concern for the foreseeable future. In doing so, the Directors have reviewed the Group’s budget and forecasts, and have taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of these condensed consolidated financial statements. We have also assessed the risk of breaching covenants under its revolving credit facility, now that Endava has drawn down under the revolving credit facility as of December 31, 2024 and have confirmed that no covenant breaches are expected within the analysed period.
Having considered the outcome of these assessments, the Directors believe that the Group has adequate resources to continue operations for the foreseeable future, being at least 12 months from the date of approval of these condensed consolidated financial statements, and accordingly continue to adopt the going concern basis in preparing the condensed consolidated financial statements.

f.Basis of Consolidation
(i)    Business combinations
Business combinations are accounted for using the acquisition method. The results of businesses acquired in a business combination are included in the consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognised as goodwill.
The Group performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on management’s best estimate of fair value. The Group determines the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortised over their estimated useful lives based on the pattern over which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortisation.

Any contingent and deferred consideration payable are measured at fair value at the acquisition date. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the 'measurement period' (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. Otherwise, subsequent changes in the fair value of deferred and contingent consideration payable are recognised in the statement of comprehensive income within finance expense or finance income.

Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses.

(ii)    Subsidiaries
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
(iii)    Transactions eliminated on consolidation
All transactions and balances between Group Entities are eliminated on consolidation.
g.Revenue
The Group generates revenue primarily from its single class of business being the provision of IT services. It recognises revenue in accordance with IFRS 15 – “Revenue from Contracts with Customers”:

•The Group accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

•The Group identifies its distinct performance obligations under each contract. A performance obligation is a promise in a contract to transfer a distinct product or service to the customer.

•The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring products or services to a customer. With respect to all types of contracts, revenue is only recognised when the performance obligations are satisfied and the control of the services is transferred to the customer, either over time or at a point in time, at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.

•The Group considers the majority of its contracts to have a single performance obligation. In cases in which there are multiple performance obligations in the contract, a separate price allocation is performed based on relative standalone selling prices.

•Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and taxes.

The Group’s services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses) and fixed-price contracts. The vast majority of the Group's contracts are relatively short term in nature and have a single performance obligation.

Under time-and-materials based contracts, the Group charges for services based on daily or hourly rates and generally bills and collects monthly in arrears. The Group applies the practical expedient. Under the practical expedient, if the vendor’s right to consideration from a customer corresponds directly with the value to the customer of the vendor’s performance completed to date, the vendor can recognise revenue at the amount to which the vendor has the right to invoice. Consequently, the revenue from time-and-materials contracts is recognised based on the right to invoice for services performed, with the corresponding cost of providing those services reflected as cost of sales when incurred.

Fixed price contracts are predominantly flat rate recurring service arrangements provided evenly over time, where revenue is recognised on a straight-line basis over the period of the service and do not require any judgment.

A small proportion of fixed price contracts contain percentage of completion and milestone contracts recognised over time. Percentage of completion and milestone contract revenue is recognised over time applying the input or output methods depending on the nature of the project and the agreement with the customer. The input method is applied by recognising revenue on the basis of the Group’s efforts to date in the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation. The output method is applied by recognising revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client. The inputs and outputs are selected based on how faithfully they depict the Group's performance towards complete satisfaction of the performance obligation. These methods are followed where reasonably dependable estimates of revenues and costs can be made. Percentage of completion and milestone contracts generally correspond to short-term contracts that generally do not span more than one accounting period.

The Group also enters into a small number of volume-based arrangements where revenue is recognised based upon performance of certain activities (e.g. processing of IT service tickets). Volume-based revenue is recognised over time based on the volume of IT related services provided in the period at the fixed rate per activity. Variable consideration usually takes the form of volume-based discounts, rebates, price concessions or incentives. Determining the estimated amount of such variable consideration involves assumptions and estimation uncertainty that can have an impact on the amount of revenues reported. The majority of this variable consideration relates to volume based discounts and rebates which are applied as a reduction to revenues recognised to date, and are estimated based on future forecasts of contracted revenue during the contractual period, considering the highly probable threshold.

From time to time, the Group may enter into arrangements with third-party suppliers to sell services. In such cases, the Group evaluates whether it is the principal (i.e., reports revenues on a gross basis) or the agent (i.e., reports revenues on a net basis). In doing so, the Group first evaluates whether it has control of the service before it is transferred to the customer. If the Group controls the service before it is transferred to the customer, the Group is the principal; if not, the Group is the agent. Determining whether the Group controls the service before it is transferred to the customer may require judgment.

A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Services performed on or prior to the balance sheet date, but invoiced thereafter, are reflected in accrued income. Contract liabilities, or deferred income, consist of advance payments from clients and billings in excess of revenues recognised. The Group classifies deferred income as current on the consolidated balance sheet and it is recognised as revenue when the services are provided under a contract. These balances are generally short-term in nature and are generally recognised as revenue within one year.

4.Operating Segment Analysis
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a Group level basis for the purposes of making operating decisions and assessing financial performance. Therefore, the Group has determined that it operates in a single operating and reportable segment.

5. Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the service is being delivered to:

	Six months Ended December 31
	2024 £’000	2023 £’000
UK	123,728	128,278
North America	152,085	114,713
Europe	94,827	93,811
Rest of the world	20,001	35,171
Total	390,641	371,973
The Group's revenue by industry sector is as follows:

	Six months Ended December 31
	2024 £’000	2023 £’000
Payments and Financial Services	76,045	98,766
Banking and Capital Markets	69,574	52,172
Insurance	33,813	30,455
TMT(1)	79,640	85,767
Mobility	35,167	39,815
Healthcare	47,013	15,665
Other	49,389	49,333
Total	390,641	371,973
(1) Technology, Media and Telecommunications ("TMT")
Starting fiscal year 2025, the Group has updated the breakdown by industry verticals to provide additional disclosure. The Healthcare vertical was spun off from the "Other" industry vertical.

6.Particulars of Employees (including Directors)

	Six Months Ended December 31
	2024	2024
The average number of staff employed by the group during the period (including directors):
Number of operational staff	10,541	10,606
Number of administrative staff	1,250	1,140
Number of management staff	8	9
Total	11,799	11,755

7.Tax on Profit on Ordinary Activities

	Six Months Ended December 31
	2024 £’000	2023 £’000
Current tax	(2,381)	7,205
Tax for the six months ended December 31, 2024 is charged using the Group’s best estimate of the average annual effective rate expected for the full year applied to the profit before tax of the six month period plus the impact of any one off tax items arising in the period. The resulting effective rate for the six months ended December 31, 2024 is (35.4)% (six months ended December 31, 2023: 25.8%). The effective tax rate for the six months ended December 31, 2024 has benefited from the release of the Romanian deferred tax liability related to withholding taxes.

8.Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

	Six Months Ended December 31
	2024 £’000	2023 £’000
Profit for the year, attributable to equity holders of the Company	9,098	20,713

	Six Months Ended December 31
	2023	2022
Weighted average number of shares outstanding	59,269,752	58,101,072
Earnings per share - basic (£)	0.15	0.36
Diluted earnings per share
Diluted EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of shares that would be issued if all dilutive potential ordinary shares were converted into ordinary shares. In accordance with IAS 33 “Earnings Per Share”, the dilutive earnings per share are without reference to adjustments in respect of outstanding shares when the impact would be anti-dilutive.

	Six Months Ended December 31
	2023 £’000	2022 £’000
Profit for the year, attributable to equity holders of the Company	9,098	20,713

	Six Months Ended December 31
	2023	2022
Weighted average number of shares outstanding	59,269,752	58,101,072
Diluted by options in issue and contingent shares	202,498	266,224
Weighted average number of shares outstanding (diluted)	59,472,250	58,367,296
Earnings per share - diluted (£)	0.15	0.35

9.Cash Flow Adjustments and Changes in Working Capital

	Six Months Ended December 31
Non-cash adjustments	2024 £’000	2023 £’000
Depreciation, amortisation and impairment of non-financial assets	24,133	18,761
Interest income	(720)	(3,522)
Interest expense	5,604	2,060
Foreign exchange (gain) / loss	(2,493)	3,408
Grant income	(923)	(1,458)
Research and development tax credit	(271)	(2,501)
Share-based compensation expense	21,965	23,556
Fair value movement on contingent consideration	(1,871)	(8,706)
Fair value movement of financial liabilities	25	238
Loss on disposal of non-current assets	688	107
Loss / (gain) on right of use assets disposals	70	(110)
Total non-cash adjustments	46,207	31,833

	Six Months Ended December 31
Net changes in working capital	2024 £’000	2023 £’000
Decrease in trade and other receivables	700	7,871
(Decrease) in trade and other payables	(13,416)	(11,185)
Total changes in working capital	(12,716)	(3,314)

Note 10. Revolving Credit Facility

On February 9, 2023, Endava announced the successful closing of a £350 million unsecured, multicurrency revolving credit facility. This facility is for general business purposes, including future capital investments and development activities. The facility replaced Endava’s previous unsecured revolving credit facility of £200 million, which was due to expire on October 12, 2024. It also provides for uncommitted accordion options for up to an aggregate of £150 million in additional borrowing and has two renewal options for one year each. In February 2024, Endava entered into an extension option extending the maturity date of the facility to February 2027. In February 2025, Endava exercised the second extension option in relation to £255 million, further extending the maturity date of that part of the facility to February 2028.

11. Share-Based Payment Arrangements
The Group had the following share-based payment arrangements: Company Share Option Plan (“CSOP”), Joint Share Ownership Plan (“JSOP”), Long Term Incentive Plan (“LTIP”), 2018 Equity Incentive plan (“EIP”) and 2018 Sharesave Plan (“SAYE”).
During the reporting period, no discounted “Share Success” (”SS”) options under EIP were granted. Previously granted SS options are disclosed separately to other awards under the EIP and CSOP.
The number, weighted-average exercise price, weighted average share price at exercise date and average contractual life of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	SS
Options outstanding at July 1, 2024	—	6,965	25,687	1,591,672	2,729	2,697,664
Options granted during the period	—	—	—	1,690,872	—	—
Options exercised during the period	—	—	(4,550)	(463,853)	—	—
Options forfeited during the period	—	—	(1,225)	(426,818)	—	(243,198)
Options expired during the period	—	—	—	—	(2,729)	—
Options outstanding at December 31, 2024	—	6,965	19,912	2,391,873	—	2,454,466

Weighted average exercise price December 31, 2024 - £	—	—	—	—	—	50.27
Weighted average share price at exercise date during six month period ending December, 31, 2024 - £	—	—	21.40	19.33	—	—
Weighted average contractual life December 31, 2024 - years	0	12	1	2	0	4
No SS options were granted during the period. Previously granted options have been valued using a Black Scholes option pricing model using the following inputs.

	2024 SS	2023 SS
Exercise price	—	£36.81 - £38.75
Risk-free rate	—	4.49%
Expected volatility	—	50.14%
Expected dividends	—	—
Fair value of option	—	£32.85 - £33.49
Other options granted under the Group's equity plans have a nil exercise price, therefore their fair value equals the share price at grant date.
For the six months ended December 31, 2024, the Group recognised a £21.97 million share-based payment charge in respect of all the Group’s share option schemes (December 31, 2023: £23.56 million).
12. Subsequent events

Share repurchase program

Endava's Board of Directors has approved a share repurchase program authorizing the Company to repurchase up to $100 million of its Class A ordinary shares (in the form of American Depositary Shares) as part of Endava’s evolving approach to capital allocation. As Endava is a UK-incorporated company, execution of the share repurchase program is subject to shareholder approval, which the Company received on March 14, 2025. The shareholder authorization will be valid for five years.

The Company intends to fund the share repurchases through a combination of cash generated from operations and drawing debt funding through its revolving credit facility. The exact number of shares to be repurchased by the Company under the share repurchase program, if any, is not guaranteed, including whether the Company utilizes the full $100 million approved by the Board of Directors. Depending on market conditions and other factors, and following receipt of shareholder approval, these repurchases may be commenced or suspended at any time or periodically without prior notice.
The Company may repurchase shares from time to time on the open market or in privately negotiated transactions, or otherwise in accordance with applicable federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The timing, manner, price and amount of any repurchases will be determined by the discretion of management, depending on market conditions and other factors.
Acquisition related contingent consideration
As of December 31, 2024, the condensed consolidated financial statements included a contingent consideration with a fair value of £3 million in respect with the GalaxE acquisition. Management has assessed the likelihood of the earn-out payment, considering the most recent information obtained during March 2025. As a result, management will release the contingent consideration, in full, in the fiscal quarter ending March 31, 2025.